CC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06027574

RECD S.E.C.
MAR 13 2006
1086

March 10, 2006

José A. Sosa
Fiddler Gonzalez & Rodriguez, P.S.C.
254 Muñoz Rivera Avenue
Corner Chardón Street, 6th Floor
Hato Rey, PR 00918

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/10/2006

Re: Triple-S Management Corporation
Incoming letter dated January 9, 2006

Dear Mr. Sosa:

This is in response to your letters dated January 9, 2006 and January 10, 2006 concerning the shareholder proposal submitted to Triple-S by Hermes Flores Santana. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 21 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: Hermes Flores Santana
Torre San Cristobal 306
Coto Laurel, PR 00780-2849

1103153

FIDDLER GONZALEZ & RODRIGUEZ, P.S.C.

ATTORNEYS AND COUNSELORS AT LAW

PO BOX 363507

SAN JUAN, PR 00936-3507

TELEPHONE (787) 753-3113
FAX (787) 759-3123

254 MUÑOZ RIVERA AVENUE
CORNER CHARDÓN STREET
6TH FLOOR
HATO REY, PR 00918

RECEIVED
2006 JAN 10 PM 4:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 9, 2006

VIA UPS NEXT DAY
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn: Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal of Dr. Hermes Flores Santana
Triple-S Management Corporation
(SEC File Number: 000-49762)

Ladies and Gentlemen:

On behalf of our client Triple-S Management Corporation (the "Corporation"), a corporation organized and existing under the laws of the Commonwealth of Puerto Rico (the "Commonwealth"), and registered under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in connection with Rule 14a-8(j) under the Securities Exchange Act, we have enclosed for filing the following:

1. Six copies of the proposal (the "Proposal") received from Dr. Hermes Flores Santana (the "Proponent") for inclusion in the Corporation's proxy statement for the 2006 Annual Meeting of Shareholders (the "Proxy Statement") scheduled to be held on April 30, 2006;

2. Six copies of an unofficial translation of the Proposal;

3. Six copies of correspondence with the Proponent (the "Correspondence");

4. Six copies of unofficial translations of the Correspondence; and

5. Six additional copies of this letter.

The Corporation is also sending a copy of this letter to the Proponent to notify him of the Corporation's intention to omit the Proposal from the Proxy Statement. The Corporation plans to mail the Proxy Statement on or before March 30, 2006.

The Corporation is a reporting company pursuant to Section 12(g) of the Exchange Act. In its effort to give its shareholders access to the Proxy Statement, the Corporation has voluntarily decided to follow in practice to the extent possible the provisions of Rule 14a-8 of the Exchange Act (the "Rule") even though the Corporation's shareholders are not eligible shareholders under the Rule[1]. Since the Corporation has decided to accept certain shareholders proposals following the provisions of the Rule as a guideline, it has also decided to omit certain shareholders proposals following said provision.

I. The Proposal

The Proposal calls for the creation of a permanent committee (the "Committee") to oversee the terms of the contract with providers of Triple-S, Inc., a wholly-owned subsidiary of the Corporation. The Proposal is not clear as to what corporation is to create the Committee, Triple-S, Inc. or the Corporation. As discussed in greater detail below, the Corporation intends to omit the Proposal from the Proxy Statement for the following reasons:

A. The Proposal is not a proper subject for stockholder action under Commonwealth law and, therefore, the Proposal may be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(1); and

B. If approved, the Proposal would be beyond the Corporation's power to implement because it would require the Corporation to violate Commonwealth law and, accordingly, the Proposal may be omitted pursuant to Rule 14a-8(i)(2) and 14a-8(i)(6).

A. The Proposal Is Not a Proper Subject for Action by Shareholders Under Commonwealth Law.

Rule 14-8(i)(1) permits an issuer to omit a shareholder proposal from its proxy material if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to paragraph (i)(1) states that:

> "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors

[1] There are no shareholders of the Corporation who have "continuously held at least $2,000 in market value, or 1%" of the Corporation's securities entitled to be voted on at the Annual Meeting of Shareholders. Rule 14a-8(b).

take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

In addition, Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) states that:

"1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."

The Corporation is incorporated in the Commonwealth. Article 4.01 of the General Corporations Law Puerto Rico ("General Corporations Law") provides that "the business and affairs of every corporation organized in accordance with the provisions of this subtitle shall be governed by a Board of Directors..."[2] Under the General Corporations Law, the power to control corporate decision-making is vested in the Board of Directors, and the shareholders' rights with respect to matters within the Board of Directors' decision-making areas are exhausted when they elect the Board.[3] Recommendations by a body of stockholders can only be enforced through the board of directors, and indirectly by the authority of the stockholders to change the personnel of the directors at a meeting for the election of directors. In addition, in performing their duties, directors owe fundamental fiduciary duties of loyalty and care to the corporation and, therefore, may not delegate their duty to manage a corporation ("Directors Duty").[4] Furthermore, Article 8-1 of the By-Laws of the Corporation states that the Board of Directors shall "exercise all of the powers of the Corporation and the management of its business pursuant to the General Corporations Law, the Articles of Incorporation and the By-Laws..."

The Commission Staff has consistently concurred that a shareholder proposal *mandating* or *directing* a company's board of directors to take certain action within the province of the board is inconsistent with the discretionary authority granted to a board of directors under state law and is violative of Rule 14a-8(i)(1).[5] Here, the Proposal *requires* the creation of the Committee as a committee of the Board of Directors. The Proposal makes reference to the creation of the Committee pursuant to Article 8-11 of the Articles of Incorporation. In both instances, Article 8-11 of the Articles of Incorporation of Triple-S, Inc. and of the Corporation refer to committees of the Board of Directors. As we mentioned before, the Proposal does not makes clear who should be creating the

[2] 17 L.P.R.A. 2721.

[3] *SEC v. Transamerica Corp.*, 67 F. Supp. 326, 330 (D. Del. 1946) modified, 163 F.2d 511 (3rd Cir. 1947), cert. Denied, 332 U.S. 847 (1948).

[4] *Polk v. Good*, 507 A.2d 531 (Delaware 1986), 14 L.P.R.A. 2723.

[5] See, e.g., *Alaska Air Group, Inc.* (March 26, 2000) and *American Electric Power Company, Inc.* (January 16, 2002).

Committee, but regardless of this defect, the Proposal is *requiring* an action of a Board of Directors. The Proposal is stated in mandatory rather than precatory language. If the Proposal is approved, assuming that the Proposal is directed to the Corporation, it would mandate certain corporate action which would affect a subsidiary corporation (Triple-S, Inc.) of the Corporation and thereby usurp the decision-making process of the Board of Directors of the subsidiary corporation.[6] That usurpation is of such degree that would not allow members of Board of Directors to be part of the Committee and would not allow the Board of Directors to appoint them, which is contrary to the General Corporations Law.

The Proposal, in our opinion, is improper under Commonwealth Law because it would cause the Board of Directors of the Corporation to intervene in the business and affairs of a subsidiary corporation, Triple-S, Inc., and to violate the Directors Duty of the Directors of Triple-S, Inc. under the General Corporations Law.

Furthermore, the Proposal, as a demand and not a precatory proposal, by–passes the function of the Corporation's Board of Directors and should be excluded as being an improper subject for security holder action.

The Corporation has tried to get in contact with the Proponent in order to discuss the deficiencies in the Proponent's Proposal but has not being successful. Please see the Correspondence.

In light of the foregoing, we believe that the Proposal should be omitted from the Corporation's proxy materials pursuant to Rule 14a-8(i)(1).

B. The Proposal Would Require the Corporation to Violate Commonwealth Law and Could Not be Implemented.

The Proposal, if approved, would require the Corporation to violate provisions of Commonwealth law vesting corporate decision-making in the Board of Directors, and, therefore, the Proposal is beyond the Corporation's power to implement and may be omitted from the Proxy Statement under Rule 14a-8(i)(2) and 14a-8(i)(6).

As discussed above, Article 4.01 of the General Corporations Law vests the authority to manage the Corporation in its Board of Directors. The Proposal, if adopted, would require the Corporation to violate that provision by requiring the Board to order the Board of Directors of another affiliated company to create a committee of which is at the discretion of the Board of Directors of said affiliate. Therefore, the Proposal mandates an action to be taken by the Corporation which would constrain the Board of Directors of Triple-S, Inc.'s power and authority to direct its affairs.

---

[6] The Proponent has no right to direct the Proposal to Triple-S, Inc. since he is not a shareholder of Triple-S, Inc., an therefore we are assuming that the Proposal is directed to the Corporation.

For the reasons stated in B above, we believe that the Proposal should be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(2) and 14a-8(i)(6).

II. Conclusion

Based on the foregoing, the Corporation believes that it may omit the Proposal from the Proxy Statement because it (i) is not a proper subject for shareholder action under Commonwealth law; and (ii) is a violation of Commonwealth law and beyond the Corporation's power to implement.

If you have any questions or comments regarding this filing, please contact the undersigned at (787) 759-3178.

Sincerely,

José A. Sosa

Cc: Dr. Hermes Flores Santana
Enrique Ubarri, Esq.

RECIBIDO
DEC 13 2005
OFICINA JUNTA DE DIRECTORES

30 de noviembre del 2005.

Resolución para crear Comité Evaluador del Contrato de Proveedores.

Por cuanto, la Compañía de seguros de salud, Triple-S, Inc. goza de la confianza del pueblo de Puerto Rico y es el plan con mayor números de suscriptores, acaparando el 39% del mercado y $1,157 millones en primas suscritas, según el informe anual del Comisionado de Seguros de Puerto Rico, versión del 2002.

Por cuanto, la relación contractual de los proveedores de salud con Triple-S,Inc en Puerto Rico es obligatoria para todos propósitos prácticos, por que domina el mercado de servicios de salud y muchas veces establece las pautas de como se mueve la Industria de la Salud en Puerto Rico.

Por cuanto, gran parte de la práctica de la Medicina en Puerto Rico esta establecida por las políticas, tarifas, mercadeo de sus productos y servicios, y forma de hacer negocios de la Compañía en el mercado privado y público.

Por cuanto el Contrato de Proveedores de Triple-S, Inc. ya tiene de 5 a 6 años de establecido y no ha sido revisado en ninguna de sus partes.

Por cuanto, la práctica de la Medicina ha evolucionado y la situación social y económica del país también ha cambiado hacia un aumento en el costo de vida y todos los renglones de gastos operacionales.

Por cuanto, entendemos que es necesario revisar algunas claúsulas del contrato para que beneficien a ambas partes envueltas y no esté tan inclinado hacia los intereses de la compañía.

Por lo tanto, que se establezca un comité permanente adicional a los ya establecidos en el Artículo 8-11 de los Artículos de Incorporación para que se revise y se modifique el Contrato de Proveedores de Triple-S, Inc. para que se ajuste a los cambios en las leyes estatales y federales que apliquen, a los cambios en la práctica de la Medicina y los cambios en la situación social y económica del país que afectan a los proveedores de salud. Los miembros serán elegidos por la asamblea en pleno y no por la Junta de Directores y

RECIBIDO
DEC 13 2005
OFICINA JUNTA DE DIRECTORES

tendrá representantes de los proveedores de Triple-S Inc., accionistas y no accionistas y de los suscriptores.

Los candidatos deberán cumplir con los siguientes requisitos:

1-Tener un patrón de facturación a la compañía que sea razonable y esté dentro de los parámetros del promedio de sus pares.

2-Que no haya sido convicto de fraude a ninguna compañía aseguradora de salud.

3-Que no haya sido convicto por algún delito grave o menos grave que vaya en detrimento de su credibilidad y honestidad.

4-Que goze del respeto de sus pares y de la comunidad donde practica.

5-Que haya demostrado interés o tenga interés en mejorar las condiciones del contrato de proveedores de Triple-S,Inc. para que este sea uno balanceado y de beneficio para ambas partes.

6-Que no sea parte del algun otro comité nombrado por la Junta de Directores ni sea miembro de la Junta de Directores.

7-Que este disponible para reunirse por los menos una vez al mes, y a invertir tiempo en recopilar data y haceer informes, si fuera necesario.

Dr. Flores Santana
Accionista 94004

TRIPLE-S
MANAGEMENT
CORPORATION

PEOPLECARE

PO Box • 363628
San Juan • Puerto Rico
00936-3628
Tel. 749-4949
Fax 749-4191

8 de diciembre de 2005

Dr. Hermes Flores Santana
Torre San Cristóbal 306
Coto Laurel, Puerto Rico 00780-2849

Estimado doctor Flores Santana:

Acuso recibo de su Propuesta de Resolución para la Octava Asamblea Anual Ordinaria de Accionistas de Triple-S Management Corporation a celebrarse el 30 de abril de 2006.

Sin embargo, deseo informarle que su Propuesta nos llegó incompleta debido a que la segunda oración del Por Tanto en la página 2 la oración termina ***"serán elegidos por la asamblea en pleno y no por la Junta de Directores y"***, por lo que creemos que le falta una página para completar dicha oración. Al considerarse la propuesta incompleta, la misma no puede ser considerada según sometida.

Agradeceré que se comunique con esta servidora al teléfono (787) 749-4119 para corregir esta situación.

Cordialmente,

Karen López Freytes
Asesora Legal

Anexo

TRIPLE-S
MANAGEMENT
CORPORATION

PEOPLECARE

PO Box • 363628
San Juan • Puerto Rico
00936-3628
Tel. 749-4949
Fax 749-4191

3 de enero de 2006

CERTIFICADA CON ACUSE DE RECIBO

Dr. Hermes Flores
306 Torre San Cristóbal
Coto Laurel, PR 00780-2849

Estimado doctor Flores:

En varias ocasiones hemos tratado de comunicarnos con usted con relación a la propuesta de resolución que nos sometiera el pasado 30 de noviembre de 2005. Sin embargo, todos nuestros esfuerzos han sido infructuosos.

Le agradeceré que se comunique con la que suscribe al 787-749-4116 a la mayor brevedad posible.

Cordialmente,

Lcda. Karen M. López Freytes
Asesora Legal
Oficina de Asuntos Legales

ahs

[Translation]

November 30, 2005

Resolution to create an Evaluating Committee of the Service Provider Contract

Whereas, the health services company, Triple-S, Inc. has the trust of the People of Puerto Rico and it is the health plan with the biggest amount of subscribers, making 39% of the market and $1,157 millions in subscribe premiums, according to the annual report on the Insurance Commissioner, 2002 version.

Whereas, the contractual relationship of the providers of services with Triple-S, Inc. in Puerto Rico is practically obligatory as a result of its market dominance and that it establishes the trends that are followed by the health industry in Puerto Rico.

Whereas, in great part the practice of medicine in Puerto Rico is influenced by policies, tariffs, marketing of services and products of the Company in the public and private market.

Whereas, the service provider's contract with Triple-S has 5 to 6 years from being established and has not being revised by either party.

Whereas, the practice of medicine has evolved and the social and economic situation of the country has changed towards an increase in the costs of living and in all operational expense categories.

Whereas, we understand that it is necessary to revise certain clauses of the contract in order to benefit both parties concerned and not be weighted in favor of the Company.

Now therefore be approved that a permanent committee in addition of the ones established pursuant to Article 8-11 of the Articles of Incorporation be created in order to revise and modify the terms of the contract of service providers with Triple-S, Inc. to adjust to changes in applicable state and federal laws, changes in the practice of medicine and social and economic changes in the country that affect health service providers. The members shall be elected by the shareholders and not by the Board of Directors and shall have representatives from service providers of Triple-S, Inc., shareholders and non-shareholders and subscribers.

The candidates shall comply with the following requirements:

1- Have a reasonable invoicing practice with the Company and be among its peers.
2- Not be convicted of defrauding a health insurance company.
3- Not be convicted of a felony or misdemeanor against trust or honesty.
4- Has the respect of his or her peers and of the community where he or she practices.

5- Has demonstrated interest or has interest in improving the conditions of the contract of services providers with Triple-S, Inc. in order to be balanced and to the benefit of the parties concerned.
6- Not be a member of another committee of the Board of Directors nor be a member of the Board of Directors.
7- Be available to meet at least once a month, and to spend the time necessary to gather data and prepare reports.

{not legible}
Dr. Hermes Flores Santana
Shareholder 94004

[TRANSLATION]

[TRIPLE-S MANAGEMENT CORPORATION & PEOPLE CARE LETTERHEAD INCLUDING BOTH LOGOS, MAILING ADDRESS, TELEPHONE NUMBER AND FAX NUMBER]

December 8, 2005

Dr. Hermes Flores Santana
Torre San Cristóbal 306
Coto Laurel, PR 00780-2849

Dear Doctor Flores Santana:

I hereby acknowledge receipt of your Resolution Proposal for the Eighth Annual Shareholders Meeting of Triple-S Management Corporation to be held on April 30, 2006.

Nevertheless, I wish to inform you that your Proposal arrived incomplete as the second sentence pertaining to the Whereas paragraph on Page 2, ends with "will be elected by the Meeting and not by the Board of Directors and", which leads us to believe that it is missing a page that would complete said sentence. Since the proposal is deemed incomplete, said proposal cannot be evaluated as submitted.

I would appreciate it if you would contact me at Tel. (787) 749-4116 to correct this situation.

Sincerely,

/s/ Karen López Freytes
Karen López Freytes
Legal Counsel

Enclosure

[TRANSLATION]

[TRIPLE-S MANAGEMENT CORPORATION & PEOPLE CARE LETTERHEAD INCLUDING BOTH LOGOS, MAILING ADDRESS, TELEPHONE NUMBER AND FAX NUMBER]

January 3, 2006

VIA CERTIFIED MAIL WITH RETURN RECEIPT

Dr. Hermes Flores
306 Torre San Cristóbal
Coto Laurel, PR 00780-2849

Dear Doctor Flores:

On various occasions we have tried to contact you regarding the resolution proposal you submitted on November 30, 2005. However, all of our efforts have been unsuccessful.

I would appreciate it if you would contact the undersigned at Tel. (787) 749-4116 as soon as possible.

Sincerely,

/s/ Karen M. López Freytes
Atty. Karen M. López Freytes
Legal Counsel
Office of Legal Affairs

FIDDLER GONZALEZ & RODRIGUEZ, P.S.C.
ATTORNEYS AND COUNSELORS AT LAW
PO BOX 363507
SAN JUAN, PR 00936-3507

TELEPHONE (787) 753-3113
FAX (787) 759-3123

254 MUÑOZ RIVERA AVENUE
CORNER CHARDÓN STREET
6TH FLOOR
HATO REY, PR 00918

January 10, 2006

RECEIVED
2006 JAN 11 PM 5:18
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA UPS NEXT DAY
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn: Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal from Dr. Hermes Flores Santana
Triple-S Management Corporation
(SEC File Number: 000-49762)

Ladies and Gentlemen:

Yesterday, on behalf of our client Triple-S Management Corporation (the "Corporation"), a corporation organized and existing under the laws of the Commonwealth of Puerto Rico, and registered under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we made a filing in connection with Rule 14a-8 of the Exchange Act. In said filing we mentioned that the Corporation plans to mail its proxy statement for the 2006 Annual Meeting of Shareholders (the "Proxy Statement") on or before March 30, 2006. We hereby correct that statement and state that the correct mailing date for the Proxy Statement is on or before March 31, 2006.

If you have any questions or comments regarding this filing, please contact the undersigned at (787) 759-3178.

Sincerely,

José A. Sosa

Cc: Dr. Hermes Flores Santana
Enrique R. Ubarri, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Triple-S Management Corporation
Incoming letter dated January 9, 2006

The proposal would require Triple-S to establish a committee to revise the terms of contracts with service providers.

There appears to be some basis for your view that Triple-S may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable jurisdictional law as a mandatory shareholder proposal. It appears that this particular defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Triple-S with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Triple-S omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Triple-S may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Triple-S may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Triple-S may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Triple-S may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Geoffrey M. Ossias
Attorney-Advisor